Exhibit 6(a)(ii)

                       AMENDMENT TO DISTRIBUTION AGREEMENT
                       -----------------------------------

     The Distribution Agreement dated October 24, 1986 between The Alger Fund and Fred Alger & Company, Incorporated as amended December 31, 1996, is hereby amended to reflect the creation of Class C shares for all Portfolios other than the Alger Money Market Portfolio. The amended Distribution Agreement is affirmed in all respects except that Paragraphs 1.7, 1.9 and 1.10 of the Agreement are amended to read as follows:

     1.7 As promptly as is possible after the last day of each month this Agreement is in effect the Fund may reimburse Alger for certain expenses incurred by Alger in connection with the offering and sales of the Class B Shares of each of the portfolios of the Fund, other than the Alger Money Market Portfolio (each a "Portfolio" and collectively, the "Portfolios"), under this Agreement that are not covered by any contingent deferred sales charges received by Alger with respect to Class B Shares of that Portfolio; provided that such payment shall be made in any month only to the extent that such payment, together with any other payments made by the Fund pursuant to its Plan of Distribution for Class B Shares adopted in accordance with Rule 12b-1 under the 1940 Act shall not exceed .0625% (.75% on an annualized basis) of the average daily net assets represented by the Class B Shares of each of the Portfolios for the prior month. If distribution expenses incurred during a month in excess of any contingent deferred sales charges received by Alger in respect of the Class B Shares of a Portfolio are not fully reimbursed by said monthly payment, the unpaid portion of the expenses may be carried forward for payment by the Portfolio at the end of the following month(s) and interest, at the prevailing broker loan rate, may be charged thereon but only if such payment would not cause the Portfolio for the month to exceed the monthly or annual limitations on distribution expenses stated above. The payments contemplated by this paragraph shall be made only out of the assets allocable to each Portfolio's Class B Shares.

     For purposes of this Agreement, "distribution expenses" of Alger shall mean all expenses borne by Alger or by any other person with which Alger has an agreement approved by the Fund, which expenses represent payment for activities primarily intended to result in the sale of Class B Shares, including, but not limited to the following to the extent that they relate to Class B Shares:

          (a) payments made to and expenses of persons who provide support services in connection with the distribution of the Shares, including, but not limited to, answering routine inquiries regarding the Portfolios, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund's transfer agent;

          (b) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising;

          (c) costs of printing and distributing prospectuses and reports of the Fund to prospective shareholders of the Portfolios;

          (d) costs involved in preparing, printing and distributing sales literature pertaining to the Portfolios; and

          (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities on behalf of the Portfolios that the Fund may from time to time deem advisable.

     Expenses incurred in connection with promotional activities shall be identified to the Portfolio involved, except that, where expenses cannot be identified to any particular portfolio, expenses shall be allocated among the Portfolios pro rata on the basis of their relative net assets represented by Class B Shares. Distribution expenses shall not include any expenditures in connection with services that Alger, any of its affiliates or any other person have agreed to bear without reimbursement.

     In addition to the foregoing, as promptly as is possible after the last day of each month this Agreement is in effect, the Fund may, as compensation to Alger for its distribution-related activities with respect to Class C Shares of the Portfolios, make payments to Alger at an annual rate of up to .75% of the average daily net assets of each Portfolio represented by the Class C Shares of that Portfolio, such payments to be made, in each case, only out of the assets allocable to the Portfolio's Class C Shares as contemplated by the Fund's Plan of Distribution for Class C Shares. (Each of such Plan of Distribution and the Plan of Distribution for Class B Shares is hereinafter referred to as a "Plan.")

     1.9 Alger shall prepare and deliver reports to the Treasurer of the Fund, for review by the Trustees, on a regular, at least quarterly basis showing the distribution expenses expected to be incurred in the ensuing quarter pursuant to this Agreement and the Plans and the purposes therefor. Alger shall also prepare and deliver reports to the Treasurer of the Fund, for review by the Trustees, on a regular, at least quarterly basis showing the distribution expenses actually incurred in the past quarter, as well as any supplemental reports as the Trustees, from time to time, may request.

     1.10 Alger acknowledges that payments under each Plan are subject to the approval of the Fund's Board of Trustees and that no Portfolio is contractually obligated to make payments in any amount or at any time, including those in reimbursement of Alger for expenses and interest thereon incurred in a prior month or year.

     This Amendment is accepted and agreed to by the Parties by their authorized representatives as indicated by their signatures below on this 31st of July, 1997.

                                    THE ALGER FUND
                                    ---------------
                                    Treasurer
                                    FRED ALGER & COMPANY, INCORPORATED
                                    ---------------
                                    Executive Vice President